

SEC(09055430 MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8- 46459

SEC Mail Processing
Section

FEB 19 2009

REPORT FOR THE PERIOD BEGINNING 01/01/08 _____ AND ENDING 12/31/08 ⅹ

Washington, DC
111

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saunders Retirement Advisors, Inc.

| OFFICIAL USE ONLY |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5516 Silver Birch Lane
_____
(No. and Street)

Midlothian   VA   23112
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Saunders 804-320-8800 extension 105
_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Meadows Urquhart Acree Cook & Walls, LLP
_____
(Name – if individual, state last, first, middle name)

1800 Bayberry Court, Suite 104   Richmond   VA   23226
_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, <u>Mark Saunders</u>_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

<u>Saunders Retirement Advisors, Inc.</u>_____, as

of <u>December 31</u>_____, 20<u>08</u>_____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
VICE - PRESIDENT
Title

_____
Notary Public

NATALIE FORSSENIUS
Notary Public - Reg. # 7072774
Commonwealth of Virginia
My Commission Expires Aug. 31, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents



Meadows Urquhart Acree Cook & Walls, LLP
Certified Public Accountants

• Kelli P. Meadows
• Douglas A. Urquhart
• David C. Acree
• Shannon W. Cook
• Steven P. Walls

Independent Auditor's Report

To the Stockholder
Saunders Retirement Advisors, Inc.
Richmond, Virginia

We have audited the accompanying statement of financial condition of Saunders Retirement Advisors, Inc. (the Company) as of December 31, 2008 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Saunders Retirement Advisors, Inc. as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Meadow Urquhart Acree Cook & Walls, LLP

Richmond, Virginia
February 11, 2009

Saunders Retirement Advisors, Inc.

Statement of Financial Condition
December 31, 2008

Assets		
Cash and cash equivalents	$	26,719
Commissions receivable		8,071
Security deposit		957
Payroll tax receivable		1,870
Furniture and equipment, at cost, less accumulated		
depreciation of $15,458		16,062
Total assets	$	53,679
Liabilities and Stockholder's Equity		
Liabilities		
Accrued expenses	$	13,109
Total liabilities		13,109
Stockholder's Equity		
Common stock, $5 par value, 10,000 shares authorized;		
2,000 shares issued and outstanding		10,000
Additional paid-in-capital		51,500
Accumulated deficit		(20,930)
		40,570
Total liabilities and stockholder's equity	$	53,679

See Notes to Statement of Financial Condition.

Saunders Retirement Advisors, Inc.

Notes to Statement of Financial Condition

Note 1—Nature of Business and Summary of Significant Accounting Policies

Nature of business: As a broker-dealer in securities, Saunders Retirement Advisors, Inc., (the Company) is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD) and operates in the Richmond, Virginia metropolitan area.

The Company, as a broker, transacts subscription applications with several mutual fund companies, provides investment advisory services and sells insurance products. The Company is exempt from the provisions of rule 15c3-3 under paragraph (k)(1) of the Securities and Exchange Commission in that the Company's transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies or of interests or participation in an insurance company separate account, whether or not registered as an investment company; and promptly transmits all funds and delivers all securities received, does not otherwise hold funds or securities for, or owe money or securities to, customers, and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

A summary of the Company's significant accounting policies is as follows:

Income taxes: The Company has elected by consent of its stockholder to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under these provisions, the Company does not pay federal and state corporate income taxes. Instead, the Company's income is included in the stockholder's income for federal and state income tax purposes.

Pursuant to criteria established by the Financial Accounting Standards Board (FASB) Interpretation No. 48 as amended by FIN-48-3 (FIN 48), the Company has elected to defer implementation of FIN 48 until January 1, 2009. The Company has not determined if adoption of FIN 48 will have any impact to its financial position as of December 31, 2008.

Depreciation: Office furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years.

Cash equivalents: The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Commissions receivable: Commissions receivable are recorded at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a quarterly basis. Commissions receivable are written-off when deemed uncollectible. Recoveries of commissions receivable previously written-off are recorded as an adjustment to the allowance when received. There was no allowance at December 31, 2008.

A commission receivable is considered past due if any portion of the receivable balance is outstanding for more than 30 days. No interest has been recorded in the accompanying financial statement related to past due receivables.

Revenue recognition: The Company recognizes revenue from subscription applications when the application is signed. Advisory fees are paid quarterly based on the value of the clients' asset account at the end of the previous quarter.

Use of estimates: The presentation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Saunders Retirement Advisors, Inc.

Notes to Statement of Financial Condition

Note 2—Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital and required net capital of $16,305 and $5,000, respectively. The Company's net capital ratio at December 31, 2008 was 0.69 to 1.

Note 3—Concentrations

The Company transacts subscription applications with two major mutual fund families with each being greater than 10% of commissions receivable. Combined, the two funds represent 92% of commissions receivable at December 31, 2008.

Note 4—Lease

The Company entered into a non-cancelable operating lease for office space during April 2008 that expires in January 2010. Future minimum payments are $8,916 during 2009 and $743 during 2010.